Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157375

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 3 DATED JUNE 29, 2010
TO THE PROSPECTUS DATED APRIL 28, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 28, 2010 relating to our follow-on offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated May 17, 2010 and Supplement No. 2 dated June 3, 2010. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our follow-on offering;

•	revised suitability standards for residents of California;

•	the declaration of distributions to our stockholders; and

•	an update to our amended and restated share repurchase plan.

Status of our Follow-on Offering

We commenced our follow-on public offering of shares of our common stock on July 20, 2009. As of June 18, 2010, we had received and accepted subscriptions in our follow-on public offering for 1,816,427 shares of our common stock, or approximately $18,142,000, excluding shares issued pursuant to our distribution reinvestment plan. As of June 18, 2010, 98,183,573 shares remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our follow-on public offering until the earlier of July 17, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Suitability Standards

The following information should be read in conjunction with the discussion contained in the “Suitability Standards — General” section beginning on page i of the prospectus:

California residents whose initial subscription for shares of our common stock is accepted after July 16, 2010 must have, excluding the value of an investor’s home, furnishings and automobiles, either: (a) a net worth of at least $250,000 or (b) a gross annual income of at least $85,000 and a net worth of at least $150,000. In addition to meeting the suitability requirements described above, residents of California whose initial subscription for shares of our common stock is accepted after July 16, 2010 may not invest more than 10.0% of that investor’s net worth (excluding the value of an investor’s home, furnishings and automobiles) in shares of our common stock pursuant to this offering.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 12 of the prospectus, the “Our Performance — Information Regarding Our Distributions” section beginning on page 61 of the prospectus and the “Investment Objectives, Strategy and Criteria — Distributions” section beginning on page 77 of the prospectus:

On June 22, 2010, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on July 1, 2010 and ending on September 30, 2010. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0016438 per share of common stock, which is equal to an annualized distribution rate of 6.0%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions declared for each record date in the July 2010, August 2010 and September 2010 periods will be paid in August 2010, September 2010 and October 2010, respectively, only from legally available funds.

Share Repurchase Plan

The tenth paragraph of the “Share Repurchase Plan” section beginning on page 121 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

If there are insufficient funds to honor all repurchase requests, pending requests will be honored among all requests for repurchase in any given repurchase period as follows: first, pro rata as to repurchases sought upon a stockholder’s death; next, pro rata as to repurchases sought by stockholders with a qualifying disability; and, finally, pro rata as to other repurchase requests. In accordance with the discretion given it under the share repurchase plan, our board of directors has determined to repurchase shares, in connection with share purchase requests submitted during 2009 and the first and second quarters of 2010, only with respect to requests made in connection with a stockholder’s death or qualifying disability, as determined by our board of directors and in accordance with the terms and conditions set forth in the share repurchase plan. Our board of directors determined that it is in our best interest to conserve cash and therefore no other repurchases requested during or prior to 2009 or the first or second quarters of 2010 will be made. Our board of directors considers requests for repurchases quarterly. If a stockholder previously submitted a request for repurchase of his or her shares that has not yet been effected, we will consider those requests at the end of the third quarter of 2010, unless the stockholder withdraws the request.

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